SECURITIES AND EXCHANGE COMMISSION

                                            Washington, D. C. 20549

                                                   FORM 11-K
                                                 ANNUAL REPORT

                                       Pursuant to Section 15(d) of the
                                        Securities Exchange Act of 1934

                                  For the Fiscal Year Ended December 31, 1995

                                    Citizens Utilities 401(k) Savings Plan
                                           (Full title of the Plan)

                                          Citizens Utilities Company
                                 High Ridge Park, Stamford Connecticut  06905
                    (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)


                                       Commission File Number 001-11001

                                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed by the duly authorized undersigned thereunto duly authorized.

Date:    June 27, 1996                   By:      Citizens Utilities Company,
                                                  Plan Administrator of the
                                                  Citizens Utilities 401(k)
                                                  Savings Plan

                                         By:      Livingston E. Ross
                                                  ------------------
                                                  Livingston E. Ross
                                                  Vice President and Controller

                                    Citizens Utilities 401(k) Savings Plan
                                  Index to Financial Statements and Schedules



                                                                    Page
                                                                    -----

Independent Auditors' Report                                         3

Financial Statements:
         Statements of Plan Equity as of
                  December 31, 1995 and 1994                         4

         Statements of Income and Changes in Plan
                  Equity for the Years Ended
                           December 31, 1995, 1994 and 1993          5

         Notes to Financial Statements                               6-9

Schedules:

  I -    Investments as of December 31, 1995                         10

 II -    Allocation of Plan Equity to Investment
         Options as of December 31, 1995 and 1994                    11-12

III -    Allocations of Plan Income and Changes in
         Plan Equity to Investment Options for the
         Years Ended December 31, 1995, 1994 and 1993                13-15

 IV -    5% Reportable Transactions for the Year Ended
         December 31, 1995                                           16


Independent Auditors' Consent                                Exhibit 23

                                         Independent Auditors' Report


Citizens Utilities Company, Plan Administrator  of the
Citizens Utilities 401(k) Savings Plan:

We have audited the financial statements of the Citizens Utilities 401(k) Savings Plan as listed in the accompanying index. In connection with our audits of the financial statements, we have also audited the supporting schedules as listed in the accompanying index. These financial statements and supporting schedules are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the plan equity of the Citizens Utilities 401(k) Savings Plan at December 31, 1995 and 1994, and the income and changes in plan equity for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles. Also in our opinion, the related supporting schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


                                               /s/ KPMG PEAT MARWICK LLP

New York, New York
June 27, 1996


                                    Citizens Utilities 401(k) Savings Plan
                                           Statements of Plan Equity

                                                                                        December 31,
                                                                                        ------------


                                                                              1995                       1994
                                                                           --------                -----------

Assets
- ------

Investment:
    Stock Fund - at market value
        (Cost $8,418,006 in 1995 and $4,301,431 in 1994)                   $8,247,322                $4,035,479

    Guaranteed Income Fund - at contract value                              5,387,403                 3,188,950

    Equity Fund - at market value
        (Cost $2,698,976 in 1995 and $871,290 in 1994)                      3,310,371                   853,531

    Bond Fund - at market value
         (Cost $527,125 in 1995 and $144,216  in 1994)                        558,131                   141,114

Cash and cash equivalents                                                     324,489                 3,282,253
Contributions receivable                                                      961,845                   528,199
Loans receivable                                                              571,119                   505,017
Other receivables                                                              85,110                   117,672
                                                                                                   -------------
                                                                         -------------
          Total Assets                                                    $19,445,790               $12,652,215
                                                                         -------------             -------------

Liabilities and Plan Equity
- ---------------------------

Account Payable                                                                22,733                    36,293
Distributions Payable to Participants                                               -                    12,644
                                                                         -------------             -------------
          Total Liabilities                                                    22,733                    48,937
                                                                                                   -------------
                                                                         =============
          Plan Equity                                                     $19,423,057               $12,603,278
                                                                         =============             =============



See accompanying notes to financial statements


                           Citizens Utilities 401(k) Savings Plan
                        Statements of Income and Changes in Plan Equity

                                                                                        Year Ended December 31,
                                                                                        -----------------------
                                                                               1995               1994                1993
                                                                               ----               -----               ----

               Investment Income:
                    Dividends                                             $    68,704        $        120         $        0
                    Interest                                                   86,399             197,179             83,963
                                                                         -------------      --------------      -------------
                        Total Investment Income                               155,103             197,299             83,963

               Realized Gains (losses):
                   Stock Fund                                                (38,910)              39,604             29,334
                   Guaranteed Income Fund                                      45,121                   -                  -
                   Equity Fund                                                 53,769              10,269              1,546
                   Bond Fund                                                    5,442               (159)                 14
                                                                         -------------      --------------      -------------
                        Total Realized Gains (losses)                          65,422              49,714             30,894

               Unrealized Appreciation (depreciation):
                   Stock Fund                                                 602,488         (1,015,727)            341,686
                   Guaranteed Income Fund                                     235,255             195,220                  0
                   Equity Fund                                                610,490            (27,187)              6,527
                   Bond Fund                                                   29,576             (3,190)              (355)
                                                                         -------------      --------------      -------------
                        Total Unrealized Appreciation
                             (depreciation)                                 1,477,809           (850,884)            347,858

               Transfer into Plan:
                    GTE Hourly Savings Plan Assets                            796,331           7,601,749                  0
                    ALLTEL Savings Plan Assets                                487,360                   -                  -
                                                                         -------------      --------------      -------------
                         Total transfer into Plan                           1,283,691           7,601,749                  0

               Contributions:
                    Employees                                               3,203,851           2,226,148          1,053,460
                    Employer                                                1,295,214              46,874                  0
                                                                         -------------      --------------      -------------
                          Total Contributions                               4,499,065           2,273,022          1,053,460

               Distributions                                                (656,754)           (133,008)           (27,524)
               Participants' Contributions used for life
                     Insurance premium payments                               (4,557)             (8,077)            (9,909)
                                                                         -------------      --------------      -------------

               Change in Plan Equity                                        6,819,779           9,129,815          1,478,742

               Plan Equity, Beginning of Year                              12,603,278           3,473,463          1,994,721
                                                                         -------------      --------------      -------------

               Plan Equity, End of Year                                   $19,423,057        $12,603,278          $3,473,463
                                                                         =============      ==============      =============


See accompanying notes to financial statements

                            Citizens Utilities 401(k) Savings Plan
                                 Notes to Financial Statements
                          Years Ended December 31, 1995, 1994 and 1993

(1)      Summary of Significant Accounting Policies
         -----------------------------------------

(a)   Basis of Presentation
      ---------------------
The Citizens Utilities 401(k) Savings Plan (the "Plan") provides Participants with the following investment options: a Citizens Utilities Company (the "Company") Common Stock Series B Stock Fund, a Guaranteed Income Fund, an Equity Fund, a Bond Fund and Life Insurance.

On  December   31,  1993,   the  Company   acquired   from  GTE  Corp.   certain
telecommunications operations in Idaho, Tennessee, Utah and West Virginia. On June 30, 1994, the Company acquired from GTE Corp. certain telecommunications operations in New York. Effective January 1, 1994, participants in the GTE Hourly Savings Plan from the acquired GTE properties in West Virginia, Tennessee and Utah became participants in the Plan. Assets of the GTE Hourly Savings Plan totaling $4,556,969 were transferred to the Plan on August 30, 1994. Effective July 1, 1994, participants in the GTE Hourly Savings Plan from the acquired GTE Property in New York became participants in the Plan. Assets of the GTE Hourly Savings Plan totaling $3,044,780 were transferred to the plan on November 2, 1994. Assets in the GTE Savings Plan, totaling $46,982 and $749,349 were transferred to the plan on January 20, 1995 and May 17, 1995, respectively.

On November 29, 1994, Citizens and ALLTEL Corporation announced the signing of definitive agreements pursuant to which Citizens agreed to acquire from ALLTEL at a net purchase price of $282 million, approximately 110,000 local telephone access lines and 7,000 cable television subscribers in eight states. From June 30, 1995 to December 31, 1995, approximately 93,000 local telephone access lines and approximately 7,000 cable television subscribers were transferred to the Company. On March 31, 1996, the remainder of the local telephone access lines were transferred to the Company. Effective July 1, 1995, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in West Virginia and Oregon became participants in the Plans. Effective October 1, 1995, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in Tennessee became participants in the Plan. Effective November 1, 1995, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in Arizona, New Mexico, Utah and California became participants in the Plan. Effective January 1, 1996, participants in the ALLTEL Savings Plan from the acquired ALLTEL properties in California became participants in the Plan. Assets in the ALLTEL Savings Plan totaling $475,810 and $11,550 were transferred to the Plan on October 17, 1995 and December 27, 1995, respectively.

(b)   Stock Fund
      ----------
The stock fund invests in shares of the Company's Common Stock Series B. Stock dividends are paid on the Common Stock Series B in additional full and fractional shares. Stock dividends are not reported as dividend income in the Statements of Income and Changes in Plan Equity, rather, stock dividends are capital transactions which have the effect of increasing plan shares and decreasing per share cost. Shares received from stock dividends in 1995, 1994 and 1993 were 33,467, 8,688, and 2,966, respectively.

(c)   Guaranteed Income Fund
      -----------------------

Contributions to the Guaranteed  Income Fund have been invested in the following
Guaranteed Income Contracts:

                                                                                                     Annual
                                                                                                     Compound
                  Contribution Period     Guaranteed Income Contract Issuer     Maturity Date    Rate of Return
                  -------------------     ---------------------------------     -------------    --------------
                                          PNC Bank Guaranteed
                    Various                  Investment Contract Fund               N/A              Various
                    11/1/95 to 6/30/96    Allstate Life Insurance Company            6/30/00         6.14%
                          1/18/95         Allstate Life Insurance Company            6/30/00         8.11%
                          9/08/94         New York Life Insurance Company            6/30/99         7.11%
                                          John Hancock Mutual Life Insurance
                     7/1/94 to 6/30/95           Company                             6/30/98         6.94%
                                          Principal Mutual Life Insurance
                     7/1/93 to 6/30/94           Company                             6/30/99         5.60%
                                          Pacific  Mutual Life Insurance
                     7/1/92 to 6/30/93           Company                             6/30/97         7.30%

                     7/1/91 to 6/30/92    General American Life Insurance
                                                 Company                             6/30/96         8.30%

Participants in the Guaranteed Income Fund receive a blended interest rate calculated using a weighted average of contract assets and the above annual compound rates of return.

The blended interest rate is projected using assets in the above contracts and varies as contracts mature, as new contracts are purchased and with deposit and withdrawal experience.

(d)   Equity Fund
      -----------
Contributions to the Equity Fund are invested in the Index Trust 500 Portfolio managed by the Vanguard Group. This fund is a passive equity management vehicle which seeks to replicate the total return of the Standard and Poor's 500 stock index with dividends reinvested. Prior to June 30, 1994, contributions were invested in Capital Initiatives Equity Total Return Account Contract ("Equity TRAC"). The Equity TRAC's balance was transferred to the Vanguard Index Trust 500 Portfolio as of June 30, 1994.

(e)   Bond Fund
      ---------

Contributions invested into the Bond Fund are invested in the GNMA Bond Fund managed by the Vanguard Group. The GNMA Fund is primarily comprised of securities backed by the "full faith and credit of the U.S. Government". Dividends are received in cash and are reinvested in additional Bond Fund shares.

(f)   Life Insurance
      --------------
Since January 1, 1992 the life insurance option is no longer offered to existing and newly eligible participants. Prior to 1992 life insurance, which may cover the participant, his/her spouse and dependent children, was provided by Inter-American Life Insurance Company ("Inter-American"). Participants who maintained life insurance policies prior to January 1, 1992 had their coverage remain intact. These Participants may continue to have up to 25% of their contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

On December 23, 1991,  the Circuit  Court of Cook  County,  Illinois  entered an
Order of Liquidation with a Finding of Insolvency against Inter-American. The Order of Liquidation has no effect on Plan assets as the Participants' contributions used to purchase life insurance policies are not assets of the Plan. The face values of the policies and cash surrender values of the InterAmerican policies have been assumed by Jackson National Life Insurance Company and Commonwealth Life Insurance Company.

(g)   Loans
      -----

A Participant in the Plan for two years or more may request to borrow up to the lesser of 50% of his/her vested account balance or $50,000, in both cases limited to the Participant's salary deferral account balance on the valuation date preceding the date on which the loan is made. The loans are allocated to a Loan Fund. The interest rate paid by participants on the loans is equal to the prime interest rate in effect at the beginning of the month in which loans are approved and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions and are credited to the Participants' accounts as the payments are made. In the event of termination of employment, a Participant's loan note is generally canceled and the Participant's distribution is reduced by the amount of the outstanding loan balance.

(2)      Administration of the Plan
         ---------------------------
Plan contributions are deposited with PNC Bank, the Plan Trustee. Plan administration costs are paid by the Company, the Plan Sponsor.

(3)      Eligibility
         ------------
Employees of the Company or its subsidiaries whose terms and conditions of employment are determined under collective bargaining agreements are entitled to participate in the Plan. Enrollment dates are on January 1 and July 1 of each year. At December 31, 1995 there were 1,681 employees eligible to participate in the Plan and 1,586 are participating in the Plan.

(4)      Contributions
         -------------
Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may continue to elect to make specific dollar allocations to purchase life insurance coverage. Contributions may be apportioned in 5% increments to any combination of the four investment options specified below. At December 31, 1995 the number of accounts in each fund option was as follows:
                                                              Number of
                                                               Accounts
                                                              ---------
                  Investment Option:
                     Stock Fund                                 1,424
                     Guaranteed Income Fund                     1,260
                     Equity Fund                                  654
                     Bond Fund                                    288
                  Life Insurance                                   13
                  Loan Fund                                       205

Beginning July 1, 1994, certain bargaining units are entitled to receive a Company contribution equal to 50% of the first 6% of each Participant's compensation (as defined by the Plan). Company contributions are invested entirely in the Stock fund.

(5)   Vesting
      --------
Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants eligible for Company contributions become 100% vested in the Company's contributions and the related earnings on the Company's contributions upon disability, death, attainment of normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                                                      Vested Percentage
                                                      of Company's
                                                      Contributions and
                  Years of Service                    Related Earnings
                  ------------------                  ---------------------
                  Less than 2 years                              0%
                  2 years but less than 3 years                 40%
                  3 years but less than 4 years                 60%
                  4 years but less than 5 years                 80%
                  5 years or more                              100%



Non-vested forfeited Company contribution are used to reduce future Company contributions. Company contributions of $658 deposited in the Stock Fund were forfeited in 1995. There were no forfeitures in 1994.

(6)   Termination of Plan
      --------------------
The Company's Board of Directors has the right under the terms of the Plan to discontinue contributions at any time and to terminate the Plan, subject to limitations under collective bargaining agreements and the terms of the Employee Retirement Income Security Act of 1974 ("ERISA").

(7)   Distribution of Benefits
      -----------------------
Upon termination of employment, a Participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. The distribution must begin on or before April 1st of the calendar year following the year the Participant attains age 70 1/2.

(8)   Federal Income Tax
      -------------------
The Plan is considered to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code, as amended and, as such, the Trust established thereunder is exempt from payment of federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. A determination letter has been requested from the Internal Revenue service confirming such status.

                                                                   Schedule I


                      Citizens Utilities 401(k) Savings Plan
                                  Investments
                               December 31, 1995


                                                   Cost or            Market or
                               Number of           Contract            Contract
                                 Shares              Value              Value
                           --------------      --------------    --------------

Stock Fund
- ----------

Citizens Utilities Company
 Common Stock Series B          646,849    $      8,418,006    $     8,247,322
                            ==============      ==============     ============

Guaranteed Income Fund                     $      5,387,403    $     5,387,403
- ----------------------                          ==============    =============

Equity Fund
- -----------

Vanguard Index Trust Fund        57,472    $      2,698,976    $      3,310,371
                            ==============      ==============     ============

Bond Fund
- ---------

Vanguard GNMA Fund               53,512    $        527,125    $        558,131
                            ==============      ==============     ============

                                                                   Schedule II


                     Citizens Utilities 401(k) Savings Plan
                 Allocation of Plan Equity to Investment Options
                                December 31, 1995


                                                                                                     Insurance or
                                                   Guaranteed                                        Disbursement         Loan
                                  Stock Fund       Income Fund      Equity Fund       Bond Fund         Fund              Fund
                                  --------------  ---------------  --------------    -------------  -------------    ------------

Assets:
Investment in Stock Fund
    at market value            $    8,247,322  $                $                $               $                $
                                                             -                -              -                 -               -

Investment in Guaranteed
    Income Fund - at contract
      value                                 -        5,387,403                -              -                 -               -

Investment in Equity Fund
     at market value                        -                -        3,310,371              -                 -               -

Investment in Bond Fund
     at market value                        -                -                -        558,131                 -               -

Cash and cash equivalents             324,489                -                -              -                 -               -
Contributions receivable              771,231           96,952           76,251         17,411                 -               -
Loans receivable                            -                -                -              -                 -         571,119
Other receivables                      11,240            7,964           42,682            491                 -          22,733
                                --------------   --------------   --------------  -------------     -------------   -------------

     Total Assets                   9,354,282        5,492,319        3,429,304        576,033                 -         593,852
                                --------------   --------------   --------------   ------------     -------------    ------------

Liabilities:
     Accounts payable                                                         -              -                 -          22,733

     Total Liabilities                      -                -                -              -                 -          22,733
                                --------------   --------------    -------------  -------------     -------------    ------------

     Plan Equity               $    9,354,282  $     5,492,319  $     3,429,304  $     576,033   $             -  $      571,119
                                 =============   ==============   ==============   ============     =============    ============



                                                          Schedule II-1

                     Citizens Utilities 401(k) Savings Plan
                 Allocation of Plan Equity to Investment Options
                                December 31, 1994


                                                                                                     Insurance or
                                                   Guaranteed                                        Disbursement         Loan
                                  Stock Fund       Income Fund      Equity Fund       Bond Fund         Fund              Fund
                                  --------------  ---------------  --------------    -------------  -------------    ------------

Assets:
Investment in Stock Fund
    at market value            $    4,035,479  $                $                $               $                $
                                                             -                -              -                 -               -

Investment in Guaranteed
    Income Fund - at contract
      value                                 -        3,188,950                -              -                 -               -

Investment in Equity Fund
     at market value                        -                -          853,531              -                 -               -

Investment in Bond Fund
     at market value                        -                -                -        141,114                 -               -

Cash and cash equivalents           1,557,752          810,346          728,312        185,843                 -               -
Contributions receivable              282,448          154,119           71,108         20,524                 -               -
Loans receivable                            -                -                -              -                 -         505,017
Other receivables                      25,215           39,808           17,378          1,332                 -          33,939
                                --------------   --------------   --------------  -------------     -------------   -------------

     Total Assets                   5,900,894        4,193,223        1,670,329        348,813                 -         538,956
                                --------------   --------------   --------------   ------------     -------------    ------------

Liabilities:
     Accounts payable                                                         -              -             2,354          33,939
     Distribution Payable
       to Participants                     66           12,578                -              -                 -               -
                                --------------   --------------    -------------  -------------     -------------    ------------

     Total Liabilities                     66           12,578                -              -             2,354          33,939
                                --------------   --------------    -------------  -------------     -------------    ------------

     Plan Equity               $    5,900,828  $     4,180,645  $     1,670,329  $     348,813   $        (2,354)  $     505,017
                                 =============   ==============   ==============   ============     =============    ============



                                                               Schedule III

                     Citizens Utilities 401(k) Savings Plan
              Allocation of Plan Income and Changes in Plan Equity
                              To Investment Options
                          Year Ended December 31, 1995


                                                  Guaranteed                      Insurance
                                  Stock Fund      Income Fund     Equity Fund        Fund          Bond Fund          Loan Fund
                                  ------------    ------------   ------------    ------------    -------------    ---------------

Investment Income:
    Dividends                  $            -  $           102  $        68,462  $           -   $         140  $

    Interest                           13,805           35,282            3,244              -          30,634              3,434

Realized gains (losses)               (38,910)          45,121           53,769              -           5,442                  -

Unrealized appreciation
    (depreciation)                    602,488          235,255          610,490              -          29,576                  -

Transfer into Plan:
     GTE Hourly Savings
     Plan Assets                      449,640          156,568           89,200              -          19,707             81,216

     ALLTEL Savings Plan                  295          487,065                -              -               -                  -

 Contributions:
     Employees                      1,482,406        1,038,789          546,167              -         136,489                  -
     Employer                       1,193,502           37,686           50,181              -          13,845                  -
                                   --------------  --------------    -------------    -----------    ------------    ---------------


     Total Contributions            2,675,908        1,076,475          596,348              -         150,334                  -

Net transfers - other                (131,184)        (566,379)         441,062          2,354          28,301            225,846
Net transfers - loans                 112,313           94,964           25,741              -           4,711          (237,729)
Distribution                         (226,310)        (252,660)        (129,569)             -         (41,550)            (6,665)
Participants'  contributions
   insurance used for life
    policy payments                    (4,591)            (119)             228              -             (75)                  -
                                  --------------  -------------    -------------    -----------    ------------    ---------------

Change in Plan Equity               3,453,454        1,311,674        1,758,975          2,354         227,220             66,102
                                  --------------  -------------    -------------    -----------    ------------    ---------------

Plan Equity, beginning of
   year                             5,900,828        4,180,645        1,670,329         (2,354)        348,813            505,017
                                  ------------    -------------    ---------------  -----------    ------------    ---------------

Plan Equity, end of year       $    9,354,282  $     5,492,319  $     3,429,304  $           -   $     576,033  $         571,119
                                  ============    =============    =============    ===========    ============    ===============


                                                               Schedule III-1

                     Citizens Utilities 401(k) Savings Plan
              Allocation of Plan Income and Changes in Plan Equity
                              To Investment Options
                          Year Ended December 31, 1994


                                                  Guaranteed                         Bond          Insurance
                                  Stock Fund      Income Fund     Equity Fund        Fund          Fund          Loan Fund
                                  ------------    ------------   ------------    ------------    -------------    ---------------

Investment Income:
    Dividends                  $            -  $             -  $           120  $           -   $           -  $               -

    Interest                           21,977          105,415           22,272          4,332          28,764             14,419

Realized gains (losses)                39,604                -           10,269           (159)              -                  -

Unrealized appreciation
    (depreciation)                 (1,015,727)         195,220          (27,187)        (3,190)              -                  -

Transfer into Plan:
     GTE Hourly Savings
     Plan Assets                    3,475,215        2,131,620        1,313,457        243,266               -            438,191

 Contributions:
     Employees                      1,192,647          708,752          251,258         65,414           8,077                  -
     Employer                          46,874                -                -              -               -                  -
                                   --------------  --------------    -------------    -----------    ------------    ---------------


     Total Contributions            1,239,521          708,752          251,258         65,414           8,077                   -

Net transfers - other                 189,232           39,675          (22,380)       (13,873)       (132,049)            (60,605)
Net transfers - loans                  18,596          (71,642)           3,598          1,410               -              48,038
Distribution                          (47,716)         (83,618)          (1,483)          (191)              -                   -
Participants'  contributions
   insurance used for life
    policy payments                         -                -                -              -          (8,077)                  -
                                  --------------  -------------    -------------    -----------    ------------    ---------------

Change in Plan Equity               3,920,702        3,025,422        1,549,924        297,009        (103,285)            440,043
                                  --------------  -------------    -------------    -----------    ------------    ---------------

Plan Equity, beginning of
   year                             1,980,126        1,155,223          120,405         51,804         100,931              64,974
                                  ------------    -------------    ---------------  -----------    ------------    ---------------

Plan Equity, end of year       $    5,900,828  $     4,180,645  $     1,670,329  $     348,813   $      (2,354)  $         505,017
                                  ============    =============    =============    ===========    ============    ===============



                                                               Schedule III-2

                     Citizens Utilities 401(k) Savings Plan
   Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                December 31, 1993



                                                 Guaranteed        Equity            Bond           Insurance          Loan
                                Stock Fund       Income Fund        Fund             Fund             Fund             Fund
                              --------------   -------------   --------------    -------------    ------------     --------------

Investment Income:
    Dividends                  $            -  $             -  $             -  $           -    $           -   $              -

    Interest                                -           79,392              175          2,348               69              1,979

Realized gains (losses)                29,334                -            1,546             14                -                  -

Unrealized appreciation
    (depreciation)                    341,686                -            6,527          (355)                -                  -

Employees contributions               550,024          410,270           65,244         22,392            5,530                  -

Net transfers - other                  79,077          (64,278)         (12,474)        (2,325)               -                  -
Net transfers - loans                 (18,569)         (42,445)          (2,058)            77                -             62,995
Distribution                           (6,026)         (19,368)          (1,992)          (138)               -                  -
Participants' contributions
   used for life insurance
    policy payments                         -                -                -              -           (9,909)                  -
                                  ------------    -------------    -------------    -----------     -------------    --------------

Change in Plan Equity                 975,526          363,571           56,968         22,013           (4,310)             64,974
                                  --------------   --------------    -------------  -------------    -------------    -------------

Plan Equity, beginning of
   year                             1,004,600          791,652           63,437         29,791          105,241                  -
                                  --------------    -------------    -------------    -----------    -------------    -------------

Plan Equity, end of year       $    1,980,126  $     1,155,223  $       120,405  $      51,804   $      100,931  $          64,974
                                  ============    =============    =============    ===========     =============    =============




                                                               Schedule IV

                           Citizens Utilities 401(K) Savings Plan
                                  5% Reportable Transactions
                         Series Of Transactions In The Same Security
                            For Plan Year Ended December 31, 1995

                                                                                                        Current Value
                                                                                                         of Asset on
                                      Number of                                                          Transaction     Net Gain
Description of Asset                 Transactions   Purchase Price    Selling Price    Cost of Asset         Date         (Loss)


Vanguard GNMA                             69             $  478,238      $         -        $  478,238      $  478,238    $      -
Vanguard GNMA                             51                      -           96,239            90,797          96,239       5,442

Vanguard Index Trust                     107              2,136,958                -         2,136,958       2,136,958           -
Vanguard Index Trust                      75                      -          344,503           290,734         344,503      53,769

Citizens Utilities Company
     Series B Common Stock                18              3,845,065                -         3,845,065       3,845,065           -

Citizens Utilities Company
     Series B Common Stock                 8                       -          178,962           198,211         178,932     (19,279)

Investment Contract Fund                  68              2,191,599                -         2,191,599       2,191,599           -

Investment Contract Fund                  98                      -        1,788,505         1,743,384       1,788,505      45,121

PNC Short Term
    Investment Fund                      134              5,044,402                -         5,044,402       5,044,402           -

PNC Short Term                           187                      -        4,769,713         4,769,713       4,769,713           -
    Investment Fund

John Hancock                              8                 803,531                -           803,531         803,531           -

John Hancock                              1                       -          120,504           120,504         120,504           -

Allstate                                  12                652,769                -           652,769         652,769           -

Allstate                                  2                       -           20,161            20,161          20,161           -

